SEVERN TRENT PLC
PRE-CLOSE PERIOD TRADING STATEMENT
3 APRIL 2007

Severn Trent Plc is issuing the following trading update prior to announcing its full year results on Wednesday 6 June 2007.

The Board considers that the Group has delivered a trading performance in the year which is consistent with its expectations.

The integration of the Plc head office and Severn Trent Water teams is progressing. As part of this, and as previously announced, the Severn Trent Plc and Severn Trent Water Boards of Directors, whilst separately constituted, now have the same membership.

Management is developing plans to identify improvement opportunities across all areas to achieve higher standards. These process improvements are expected to result in staffing levels (permanent and agency) in Severn Trent Water being reduced by around 600 posts over the next five years. Further details of our improvement plans will be outlined at the full year results announcement in June.

Water and Sewerage

Profit Before Interest and Tax (PBIT) for Severn Trent Water for the year is expected to be some 1% - 3% higher than the prior year (£400.4m), consistent with prior guidance.

Infrastructure renewals expenditure at Severn Trent Water is expected to be in the region of £95m - £100m for the year.

Gross capital expenditure under UK GAAP, (including infrastructure maintenance expenditure) is expected to be around £500m for the full year 2006/07.

Following the restructuring of the Group last year, management is now focusing on improving performance in the Water business. While performance has been good with respect to water quality and health and safety, Severn Trent Water has needed to improve in respect of leakage, customer service and controls.

Following a challenging summer focused on maintaining water supplies, increased investment in leakage control has delivered a downward leakage trend. It will be some months before the annual average for 2006/07 can be determined against the Ofwat target but in March Severn Trent Water achieved a weekly level of leakage commensurate with the Ofwat target for 2006/07.

Severn Trent Water's raw water storage position is normal for this time of year.

Water Technologies and Services

This business segment includes Water Purification, Operating Services and UK Laboratories. Trading has shown consistent growth and PBIT for the year is expected to be some 11% to 13% ahead of last year (£17m).

Corporate and Other businesses

Corporate overheads are expected to be around the same level as that incurred in 2005/06 (£22m). Plans are well advanced to deliver the previously announced £6m to £10m reduction in overhead costs over the next 18 months.

For other businesses, the PBIT loss for the full year is expected to be between £1m and £2m.

Interest and debt

Net interest payable for the year is expected to be around £165m. Net debt at the year end (excluding IAS39 fair value adjustments) is expected to be around £3.2 billion. RCV at 31 March 2007 will be £5,530m, resulting in an expected net debt to RCV of around 58% at the year end.

Ordinary shares

Following the share consolidation of Severn Trent Ordinary Shares on 9 October 2006, the weighted average number of shares outstanding (for the purposes of calculating basic earnings per share) is expected to be around 232 million.

ENQUIRIES TUESDAY 3 APRIL 2007:

Mike McKeon Group Finance Director	Severn Trent	0207 353 4200
Jonathan Davies Head of Investor Relations	Severn Trent	0207 353 4200
Peter Gavan Director of External Affairs	Severn Trent	0121 722 4273
David Trenchard Peter Hewer	Tulchan	0207 353 4200

AFTER 3 APRIL 2007:

Mike McKeon Group Finance Director	Severn Trent	0121 722 4319
Jonathan Davies Head of Investor Relations	Severn Trent	0121 722 4295
Peter Gavan Director of Corporate Affairs	Severn Trent	0121 722 4273
David Trenchard Peter Hewer	Tulchan	0207 353 4200

Footnotes:

1 The financial statements presented have been prepared in accordance with IFRS, as endorsed by the EU, and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or its predecessor body. The Group's IFRS accounting policies are set out on pages 57 to 63 of its 2006 Annual Report.

2 PBIT is profit before interest and tax and excluding exceptional items.

3 This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

END